Dealerweb Inc.
Statement of Financial Condition
December 31, 2017
(Confidential Treatment Requested)

Assets

Cash	$ 50,074,661
Cash segregated under federal regulations	1,200,000
Deposits with clearing organizations	9,926,343
Receivables from brokers and dealers and clearing organizations	11,590,815
Furniture, equipment and leasehold improvements at cost (net of accumulated depreciation and amortization of $1,381,149)	338,390
Memberships in clearing organizations, at cost	638,683
Deferred tax asset	12,800
Prepaid expenses	442,864
Security deposits	108,017
Other receivables	2,358,906
Accrued income	325,426
Other assets	851,771
Total assets	$ 77,868,676

Liabilities and Stockholder's Equity

Liabilities

Payable to brokers and dealers & clearing organization	$ 5,307,980
Payable to affiliates	3,229,690
Accrued compensation	19,105,118
Accrued income taxes	119,848
Accrued expenses and other liabilities	743,144
Total liabilities	28,505,780

Stockholder's Equity

Common stock	
Class A $.01 par value 150,000 shares authorized 105,862 shares issued	1,059
Class B (nonvoting) $.01 par value 50,000 shares authorized 7,586 shares issued	76
Additional paid-in capital	24,255,446
Retained earnings	49,733,165
	73,989,746
Common stock in treasury, at cost (36,022 shares)	(24,626,850)
Total stockholder's equity	49,362,896
Total liabilities and stockholder's equity	$ 77,868,676

The accompanying notes are an integral part of these financial statements.